EXHIBIT 99.1
Shopify Announces Third-Quarter 2020 Financial Results
Third-Quarter Revenue Grows 96% on GMV Growth of 109% Year on Year

Shopify reports in U.S. dollars and in accordance with U.S. GAAP

Ottawa, Canada - October 29, 2020 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP), a leading global commerce company, announced today strong financial results for the third quarter ended September 30, 2020.

“The accelerated shift to digital commerce triggered by COVID-19 is continuing, as more consumers shop online and entrepreneurs step up to meet demand,” said Harley Finkelstein, Shopify’s President. “Entrepreneurs will be the force in rebuilding economies all over the world, which makes it even more important for Shopify to innovate and build the critical tools that merchants need to succeed in a low-touch retail environment.”

“Shopify’s tremendous third-quarter results reflect the resilience and entrepreneurial spirit of our merchants,” said Amy Shapero, Shopify’s CFO. “More entrepreneurs are signing on to Shopify so they can quickly and easily put their ideas into action. We continue to evolve our global commerce operating system to make it easier for merchants to get online and start selling, get discovered, and get their goods to buyers, while providing a delightful shopping experience.”

Third-Quarter Financial Highlights
•Total revenue in the third quarter was $767.4 million, a 96% increase from the comparable quarter in 2019.
•Subscription Solutions revenue was $245.3 million, up 48% year over year, primarily due to more merchants joining the platform.
•Merchant Solutions revenue growth increased 132%, to $522.1 million, driven primarily by the growth of Gross Merchandise Volume1 ("GMV").
•Monthly Recurring Revenue2 ("MRR") as of September 30, 2020 was $74.4 million. Growth accelerated to 47% year-over-year with MRR up from $50.7 million as of September 30, 2019 as merchants from both the 90-day free trial (offered from March 21, 2020 through May 31, 2020) and standard 14-day free trial (offered from June 1, 2020 onwards) converted into paying merchants in the quarter, creating a ‘double cohort’ effect. Shopify Plus contributed $18.7 million, or 25%, of MRR compared with 27% of MRR as of
1. Gross Merchandise Volume, or GMV, represents the total dollar value of orders facilitated through the Shopify platform including certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.
2. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.

September 30, 2019 as a result of the significantly higher number of Standard merchants joining the platform in Q3 2020.
•GMV for the third quarter was $30.9 billion, an increase of $16.1 billion, or 109% over the third quarter of 2019. Gross Payments Volume3 ("GPV") grew to $14.0 billion, which accounted for 45% of GMV processed in the quarter, versus $6.2 billion, or 42%, for the third quarter of 2019.
•Gross profit dollars grew 87% to $405.1 million in the third quarter of 2020, compared with $216.7 million for the third quarter of 2019.
•Adjusted gross profit4 grew 88% to $412.6 million in the third quarter of 2020, compared with $219.4 million for the third quarter of 2019.
•Operating income for the third quarter of 2020 was $50.6 million, or 7% of revenue, versus a loss of $35.7 million, or 9% of revenue, for the comparable period a year ago.
•Adjusted operating income4 for the third quarter of 2020 was $130.9 million, or 17% of revenue, compared with adjusted operating income of $10.5 million or 3% of revenue in the third quarter of 2019.
•Net income for the third quarter of 2020 was $191.1 million, or $1.54 per diluted share, compared with a net loss of $72.8 million, or $0.64 per basic and diluted share, for the third quarter of 2019.
•Adjusted net income4 for the third quarter of 2020 was $140.8 million, or $1.13 per diluted share, compared with adjusted net loss of $33.6 million, or $0.29 per basic and diluted share, for the third quarter of 2019. Adjusted net income in the third quarter of 2020 excludes an unrealized gain on an equity investment of $133.2 million or $1.07 per share, stock-based compensation and related payroll taxes of $75.4 million or $0.60 per share, and other adjustments totaling $7.5 million or $0.06 per share.
•At September 30, 2020, Shopify had $6.12 billion in cash, cash equivalents and marketable securities, compared with $2.46 billion on December 31, 2019. The increase reflects $2.03 billion of net proceeds from Shopify’s offering of Class A subordinate voting shares and convertible senior notes in the third quarter of 2020 and $1.46 billion of net proceeds from Shopify's offering of Class A subordinate voting shares in the second quarter of 2020.

Third-Quarter Business Highlights
•Shopify began rolling out to a select number of merchants early access to Shop Pay Installments, a ‘buy now, pay later’ product that lets merchants offer their customers more payment choice and flexibility at checkout, helping merchants boost sales through increased cart size and higher conversion.
•Shopify continued to build the foundation of Shopify Fulfillment Network, including developing the software that connects the network, adding partner nodes and improving their performance, and enhancing the merchant-facing app and merchant support functions. With strong demand for Shopify Fulfillment Network’s services expected heading into the holiday selling season in Q4 2020, we intend to continue to enroll merchants and build volume at a rate where we can maintain high quality standards to achieve product-market fit at this early stage of our fulfillment network’s development.
3. Gross Payments Volume, or GPV, is the amount of GMV processed through Shopify Payments.
4. Non-GAAP financial measures exclude the effect of stock-based compensation expenses and related payroll taxes, amortization of acquired intangibles and related taxes, an unrealized gain on an equity investment and related taxes, and amortization of the debt discount related to convertible senior notes and related taxes. Please refer to "Non-GAAP Financial Measures" in this press release for more information.

•6 River Systems held its second annual user conference, FLOW 2020, a fully interactive online event where several enhancements to its wall-to-wall fulfillment solution were announced, including The Bridge, an overarching tool that connects the data from what’s happening in a physical warehouse operation to an intuitive cloud-based control center, providing more visibility into operations and increasing efficiency.
•Shopify launched Shopify Payments in Belgium, enabling iDEAL as a local payment method and supporting Bancontact debit payments, expanding the availability of Shopify Payments to 17 countries.
•51% of eligible merchants in the United States and Canada utilized Shopify Shipping in the third quarter of 2020, versus 45% in the third quarter of 2019.
•Merchants in the U.S., Canada, and the U.K. received $252.1 million in merchant cash advances and loans from Shopify Capital in the third quarter of 2020, an increase of 79% versus the $141.0 million received by U.S. merchants in the third quarter of last year. Shopify Capital has grown to approximately $1.4 billion in cumulative capital advanced since its launch in April 2016, with approximately $248.0 million of which was outstanding on September 30, 2020.
•Shopify’s partner ecosystem continued to expand, as approximately 37,400 partners referred a merchant to Shopify over the past 12 months, compared with 23,000 over the 12 months ended September 30, 2019.

Subsequent to Third-Quarter 2020
•Shopify announced a collaboration with Operation HOPE to help the organization’s goal to create one million new Black-owned businesses in the U.S. by 2030. Shopify intends to provide up to $130 million of resources to support Operation HOPE’s efforts to reduce systemic barriers to entry to entrepreneurship historically faced by the Black community.
•Shopify launched the TikTok channel, enabling merchants to market their products using TikTok for Business. Merchants are able to create in-feed video ads that autoplay between videos while users scroll through their For You page. Shopify and TikTok will also collaborate to test new commerce features over the coming months that will further empower merchants to expand their paid and organic reach in video and on profiles.

Financial Outlook
While Shopify expects both sellers and buyers to continue adopting multi-channel commerce for safety as the COVID-19 pandemic continues, and to continue using multi-channel commerce for selection and convenience, near-term demand for our subscription and merchant solutions depends on several external factors that are particularly fluid at present. These include unemployment, fiscal stimulus, and the magnitude and duration of the COVID-19 pandemic, all of which may impact new shop creation on our platform and consumer spending.

Despite the heightened uncertainty surrounding the macro environment, Shopify remains uniquely positioned to level the playing field for entrepreneurs during this period of rapid change in the retail landscape. While Shopify is not providing a financial outlook for Q4 2020 or for full year 2020, as a leading global commerce operating system that can help merchants of all sizes adapt their businesses to this new reality, Shopify expects to continue to attract more independent voices to commerce, and will continue investing to innovate on their behalf.

Quarterly Conference Call
Shopify’s management team will hold a conference call to discuss our third-quarter results today, October 29, 2020, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/news-and-events/default.aspx#upcoming-events. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s Third-Quarter 2020 Interim Unaudited Condensed Consolidated Financial Statements and Notes and its Third Quarter 2020 Management's Discussion and Analysis are available on Shopify’s website at www.shopify.com and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Shopify
Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Headquartered in Ottawa, Canada, Shopify powers over one million businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, Heinz, Staples and many more. For more information, visit www.shopify.com.

Non-GAAP Financial Measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles ("GAAP"), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding our financial and operating performance.

Adjusted gross profit, adjusted operating income, non-GAAP operating expenses, adjusted net income (loss) and adjusted net income (loss) per share are non-GAAP financial measures that exclude the effect of stock-based compensation expenses and related payroll taxes and amortization of acquired intangibles. Adjusted net income and adjusted net income per share also exclude an unrealized gain on an equity investment, amortization of the debt discount related to Shopify’s convertible senior notes, and tax effects related to non-GAAP adjustments.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Forward-looking Statements
This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding Shopify’s planned business initiatives and operations and financial outlook, the performance of Shopify's merchants, the impact of Shopify's business on its merchants and other entrepreneurs, and economic activity and consumer spending. Words such as “believe”, "continue", "will", "intends", "support", “allow”, and "expect" or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: (i) uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies and economic activity; (ii) shifting our operations to be “digital-by-default”; (iii) merchant acquisition and retention; (iv) managing our growth; (v) our history of losses; (vi) our limited operating history; (vii) our ability to innovate; (viii) the security of personal information we store relating to merchants and their customers and consumers with whom we have a direct relationship; (ix) a disruption of service or security breach; (x) our potential inability to compete successfully against current and future competitors; (xi) international sales and the use of our platform in various countries; (xii) the reliance of our growth in part on the success of our strategic relationships with third parties; (xiii) our potential failure to effectively maintain, promote and enhance our brand; (xiv) our use of a single cloud-based platform to deliver our services; (xv) our potential inability to achieve or maintain data transmission capacity; (xvi) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (xvii) payments processed through Shopify Payments; (xviii) our potential inability to hire, retain and motivate qualified personnel; (xix) serious errors or defects in our software or hardware or issues with our hardware supply chain; (xx) evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations may limit the use and adoption of our services; and (xxi) other one-time events and other important factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Rebecca Feigelsohn
Senior Director, Investor Relations	Communications Lead
613-241-2828 x 1024	416-238-6705 x 302
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	$	$	$	$
Revenues
Subscription solutions	245,274	165,577	629,317	459,075
Merchant solutions	522,131	224,975	1,322,430	613,938
	767,405	390,552	1,951,747	1,073,013
Cost of revenues
Subscription solutions	52,170	33,263	134,282	90,786
Merchant solutions	310,087	140,593	780,333	380,475
	362,257	173,856	914,615	471,261
Gross profit	405,148	216,696	1,037,132	601,752
Operating expenses
Sales and marketing	147,608	116,546	447,320	340,778
Research and development	143,427	90,387	393,050	252,262
General and administrative	51,799	38,022	179,948	103,247
Transaction and loan losses	11,753	7,399	39,202	16,533
Total operating expenses	354,587	252,354	1,059,520	712,820
Income (loss) from operations	50,561	(35,658)	(22,388)	(111,068)

Other income, net	135,806	11,212	152,999	33,793
Income (loss) before income taxes	186,367	(24,446)	130,611	(77,275)
Recovery of (provision for) income taxes	4,701	(48,338)	65,026	(48,338)
Net income (loss)	191,068	(72,784)	195,637	(125,613)
Other comprehensive income (loss)	4,190	(6,097)	(1,790)	9,923
Comprehensive income (loss)	195,258	(78,881)	193,847	(115,690)

Net income (loss) per share attributable to shareholders:
Basic	1.59	(0.64)	1.65	(1.12)
Diluted	1.54	(0.64)	1.59	(1.12)

Shares used to compute net income (loss) per share attributable to shareholders:
Basic	120,511,484	113,086,997	118,692,898	112,015,160
Diluted	124,908,279	113,086,997	123,399,606	112,015,160

Shopify Inc.
Condensed Consolidated Balance Sheets
(Expressed in US $000’s except share amounts, unaudited)

	As at
	September 30, 2020	December 31, 2019
	$	$
Assets
Current assets
Cash and cash equivalents	3,089,884	649,916
Marketable securities	3,031,277	1,805,278
Trade and other receivables, net	109,700	90,529
Merchant cash advances, loans and related receivables, net	247,977	150,172
Income taxes receivable	71,303	—
Other current assets	63,076	46,333
	6,613,217	2,742,228
Long-term assets
Property and equipment, net	94,698	111,398
Intangible assets, net	143,925	167,282
Right-of-use assets, net	122,710	134,774
Deferred tax assets	5,116	19,432
Equity and other investments	170,500	2,500
Goodwill	311,865	311,865
	848,814	747,251
Total assets	7,462,031	3,489,479
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	261,561	181,193
Income taxes payable	799	69,432
Deferred revenue	96,777	56,691
Lease liabilities	10,994	9,066
	370,131	316,382
Long-term liabilities
Deferred revenue	23,080	5,969
Lease liabilities	141,539	142,641
Convertible senior notes	750,452	—
Deferred tax liabilities	—	8,753
	915,071	157,363
Commitments and contingencies
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 110,044,179 and 104,518,173 issued and outstanding; unlimited Class B multiple voting shares authorized, 11,868,020 and 11,910,802 issued and outstanding	6,035,099	3,256,284
Additional paid-in capital	251,061	62,628
Accumulated other comprehensive (loss) income	(744)	1,046
Accumulated deficit	(108,587)	(304,224)
Total shareholders’ equity	6,176,829	3,015,734
Total liabilities and shareholders’ equity	7,462,031	3,489,479

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(Expressed in US $000’s, unaudited)

	Nine months ended
	September 30, 2020	September 30, 2019
	$	$
Cash flows from operating activities
Net income (loss) for the period	195,637	(125,613)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization and depreciation	52,167	22,950
Stock-based compensation	179,883	110,464
Amortization of debt discount and offering costs	1,200	—
Impairment of right-of-use assets and leasehold improvements	31,623	—
Provision for transaction and loan losses	19,954	11,186
Deferred income taxes	5,598	(15,295)
Unrealized gain on equity and other investments	(133,239)	—
Unrealized foreign exchange (gain) loss	(1,186)	2,404
Changes in operating assets and liabilities:
Trade and other receivables	(21,053)	(25,153)
Merchant cash advances, loans and related receivables	(112,447)	(84,869)
Other current assets	(17,441)	(3,139)
Equity and other investments	(24,710)	—
Accounts payable and accrued liabilities	86,067	53,666
Income tax assets and liabilities	(139,936)	61,485
Deferred revenue	57,197	9,029
Lease assets and liabilities	278	612
Net cash provided by operating activities	179,592	17,727
Cash flows from investing activities
Purchase of marketable securities	(3,661,092)	(2,003,102)
Maturity of marketable securities	2,436,216	2,034,933
Equity and other investments	(10,051)	—
Acquisitions of property and equipment	(35,377)	(43,357)
Acquisitions of intangible assets	(262)	(5,484)
Acquisition of businesses, net of cash acquired	—	(12,476)
Net cash used in investing activities	(1,270,566)	(29,486)
Cash flows from financing activities
Proceeds from public equity offerings, net of issuance costs	2,578,591	688,014
Proceeds from convertible senior notes, net of underwriting fees and offering costs	907,950	—
Proceeds from the exercise of stock options	50,076	37,301
Net cash provided by financing activities	3,536,617	725,315
Effect of foreign exchange on cash and cash equivalents	(5,675)	290
Net increase in cash and cash equivalents	2,439,968	713,846
Cash and cash equivalents – Beginning of Period	649,916	410,683
Cash and cash equivalents – End of Period	3,089,884	1,124,529

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	$	$	$	$
GAAP Gross profit	405,148	216,696	1,037,132	601,752
% of Revenue	53%	55%	53%	56%
add: stock-based compensation	2,667	928	5,003	2,536
add: payroll taxes related to stock-based compensation	247	113	764	345
add: amortization of acquired intangibles	4,531	1,649	14,956	4,804
Non-GAAP Gross profit	412,593	219,386	1,057,855	609,437
% of Revenue	54%	56%	54%	57%

GAAP Sales and marketing	147,608	116,546	447,320	340,778
% of Revenue	19%	30%	23%	32%
less: stock-based compensation	10,094	8,707	31,914	23,951
less: payroll taxes related to stock-based compensation	1,387	985	4,432	2,897
less: amortization of acquired intangibles	388	—	1,164	—
Non-GAAP Sales and marketing	135,739	106,854	409,810	313,930
% of Revenue	18%	27%	21%	29%

GAAP Research and development	143,427	90,387	393,050	252,262
% of Revenue	19%	23%	20%	24%
less: stock-based compensation	39,407	23,136	111,372	64,234
less: payroll taxes related to stock-based compensation	8,334	2,777	22,615	8,050
less: amortization of acquired intangibles	58	58	174	174
Non-GAAP Research and development	95,628	64,416	258,889	179,804
% of Revenue	12%	16%	13%	17%

GAAP General and administrative	51,799	38,022	179,948	103,247
% of Revenue	7%	10%	9%	10%
less: stock-based compensation	11,639	7,261	31,594	19,743
less: payroll taxes related to stock-based compensation	1,627	592	4,121	1,585
less: impairment of right-of-use assets and leasehold improvements	—	—	31,623	—
Non-GAAP General and administrative	38,533	30,169	112,610	81,919
% of Revenue	5%	8%	6%	8%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	$	$	$	$
GAAP Transaction and loan losses	11,753	7,399	39,202	16,533
% of Revenue	2%	2%	2%	2%

GAAP Operating expenses	354,587	252,354	1,059,520	712,820
% of Revenue	46%	65%	54%	66%
less: stock-based compensation	61,140	39,104	174,880	107,928
less: payroll taxes related to stock-based compensation	11,348	4,354	31,168	12,532
less: amortization of acquired intangibles	446	58	1,338	174
less: impairment of right-of-use assets and leasehold improvements	—	—	31,623	—
Non-GAAP Operating expenses	281,653	208,838	820,511	592,186
% of Revenue	37%	53%	42%	55%

GAAP Operating income (loss)	50,561	(35,658)	(22,388)	(111,068)
% of Revenue	7%	(9)%	(1)%	(10)%
add: stock-based compensation	63,807	40,032	179,883	110,464
add: payroll taxes related to stock-based compensation	11,595	4,467	31,932	12,877
add: amortization of acquired intangibles	4,977	1,707	16,294	4,978
add: impairment of right-of-use assets and leasehold improvements	—	—	31,623	—
Adjusted Operating income	130,940	10,548	237,344	17,251
% of Revenue	17%	3%	12%	2%

GAAP Net income (loss)	191,068	(72,784)	195,637	(125,613)
% of Revenue	25%	(19)%	10%	(12)%
add: stock-based compensation	63,807	40,032	179,883	110,464
add: payroll taxes related to stock-based compensation	11,595	4,467	31,932	12,877
add: amortization of acquired intangibles	4,977	1,707	16,294	4,978
add: impairment of right-of-use assets and leasehold improvements	—	—	31,623	—
add: amortization of debt discount	1,130	—	1,130	—
less: unrealized gain on equity and other investments	(133,239)	—	(133,239)	—
add: provision for income tax effects related to non-GAAP adjustments	1,416	(7,018)	(30,808)	(18,471)
Adjusted Net income (loss)	140,754	(33,596)	292,452	(15,765)
% of Revenue	18%	(9)%	15%	(1)%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	$	$	$	$
Basic GAAP Net income (loss) per share attributable to shareholders	1.59	(0.64)	1.65	(1.12)
add: stock-based compensation	0.53	0.35	1.52	0.99
add: payroll taxes related to stock-based compensation	0.10	0.04	0.27	0.11
add: amortization of acquired intangibles	0.04	0.02	0.14	0.04
add: impairment of right-of-use assets and leasehold improvements	0.00	0.00	0.27	0.00
add: amortization of debt discount	0.01	0.00	0.01	0.00
less: unrealized gain on equity and other investments	(1.11)	0.00	(1.12)	0.00
add: provision for income tax effects related to non-GAAP adjustments	0.01	(0.06)	(0.26)	(0.16)
Basic Adjusted Net income (loss) per share attributable to shareholders	1.17	(0.29)	2.46	(0.14)
Weighted average shares used to compute GAAP and non-GAAP basic net income (loss) per share attributable to shareholders	120,511,484	113,086,997	118,692,898	112,015,160

Diluted GAAP Net income (loss) per share attributable to shareholders	1.54	(0.64)	1.59	(1.12)
add: stock-based compensation	0.51	0.35	1.46	0.99
add: payroll taxes related to stock-based compensation	0.09	0.04	0.26	0.11
add: amortization of acquired intangibles	0.04	0.02	0.13	0.04
add: impairment of right-of-use assets and leasehold improvements	0.00	0.00	0.26	0.00
add: amortization of debt discount	0.01	0.00	0.01	0.00
less: unrealized gain on equity and other investments	(1.07)	0.00	(1.08)	0.00
add: provision for income tax effects related to non-GAAP adjustments	0.01	(0.06)	(0.25)	(0.16)
Diluted Adjusted Net income (loss) per share attributable to shareholders	1.13	(0.29)	2.37	(0.14)
Weighted average shares used to compute GAAP and non-GAAP diluted net income (loss) per share attributable to shareholders	124,908,279	113,086,997	123,399,606	112,015,160